# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lantern Pharma Inc., CIK 0001763950
CUSIP: 51654W101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1920 MCKINNEY AVENUE, 7TH FLOOR, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 06/12/2025
Amends the filing with accession number 0001193125-20-176446
Filed by CIK 0001813314
Persons authorized to receive notices and communications: Bios Equity Partners, LP, 1751 River Run, Suite 400, Fort Worth, Texas (TX), 76107, (817) 984-9197; Rick Jordan; Polsinelli PC, 4020 Maple Avenue, Suite 300, Dallas, Texas (TX), 75219, (214) 397-0030

## Reporting persons
- BIOS FUND I, LP (CIK 0001697316): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 323,335; sole dispositive power 0; shared dispositive power 323,335; aggregate amount beneficially owned 323,335 (3% of the class)
  Comment: Shared voting and dispositive power consists of shares of common stock, par value $0.0001 per share ("Shares") directly held by Bios Fund I, LP ("Bios Fund I").
  
  Percentage based on 10,784,725 outstanding Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025.
- BIOS FUND I QP, LP (CIK 0001700297): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 189,117; sole dispositive power 0; shared dispositive power 189,117; aggregate amount beneficially owned 189,117 (1.75% of the class)
  Comment: Shared voting and dispositive power consists of Shares directly held by Bios Fund I QP, LP ("Bios Fund I QP").
  
  Percentage based on 10,784,725 outstanding Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025.
- BIOS FUND II, LP (CIK 0001714576): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 114,272; sole dispositive power 0; shared dispositive power 114,272; aggregate amount beneficially owned 114,272 (1.06% of the class)
  Comment: Shared voting and dispositive power consists of Shares directly held by Bios Fund II, LP ("Bios Fund II").
  
  Percentage based on 10,784,725 outstanding Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025.
- BIOS FUND II QP, LP (CIK 0001716869): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 373,178; sole dispositive power 0; shared dispositive power 373,178; aggregate amount beneficially owned 373,178 (3.46% of the class)
  Comment: Shared voting and dispositive power consists of Shares directly held by Bios Fund II QP, LP ("Bios Fund II QP").
  
  Percentage based on 10,784,725 outstanding Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025.
- BIOS FUND II NT, LP (CIK 0001728851): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 49,957; sole dispositive power 0; shared dispositive power 49,957; aggregate amount beneficially owned 49,957 (0.46% of the class)
  Comment: Shared voting and dispositive power consists of Shares directly held by Bios Fund II NT, LP ("Bios Fund II NT").
  
  Percentage based on 10,784,725 outstanding Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025.
- BP DIRECTORS, LP (CIK 0001813311): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 26,093; sole dispositive power 0; shared dispositive power 26,093; aggregate amount beneficially owned 26,093 (0.24% of the class)
  Comment: Shared voting and dispositive power consists of Shares directly held by BP Directors, LP ("BP Directors").
  
  Percentage based on 10,784,725 outstanding Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025.
- BIOS EQUITY PARTNERS, LP (CIK 0001813314): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 538,545; sole dispositive power 0; shared dispositive power 538,545; aggregate amount beneficially owned 538,545 (4.99% of the class)
  Comment: Shared voting and dispositive power consists (i) 323,335 Shares directly held by Bios Fund I, (ii) 189,117 Shares directly held by Bios Fund I QP and (iii) 26,093 Shares directly held by BP Directors. Bios Equity Partners, LP ("Bios Equity I") is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. In its capacity as the general partner of these entities, Bios Equity I may be deemed to have shared voting and/or dispositive power with respect to securities directly held by these entities.
  
  Percentage based on 10,784,725 outstanding Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025.
- BIOS EQUITY PARTNERS II, LP (CIK 0001813313): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 537,407; sole dispositive power 0; shared dispositive power 537,407; aggregate amount beneficially owned 537,407 (4.98% of the class)
  Comment: Shared voting and dispositive power consists of (i) 114,272 Shares directly held by Bios Fund II, (ii) 373,178 Shares directly held by Bios Fund II QP and (iii) 49,957 Shares directly held by Bios Fund II NT. Bios Equity Partners II, LP ("Bios Equity II") is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. In its capacity as the general partner of these entities, Bios Equity II may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by these entities.
  
  Percentage based on 10,784,725 outstanding Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025.
- CAVU MANAGEMENT, LP (CIK 0001813270): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,075,952; sole dispositive power 0; shared dispositive power 1,075,952; aggregate amount beneficially owned 1,075,952 (9.98% of the class)
  Comment: Shared voting and dispositive power consists of (i) 323,335 Shares directly held by Bios Fund I, (ii) 189,117 Shares directly held by Bios Fund I QP, (iii) 26,093 Shares directly held by BP Directors (iv) 114,272 Shares directly held by Bios Fund II, (v) 373,178 Shares directly held by Bios Fund II QP and (vi) 49,957 Shares directly held by Bios Fund II NT. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. Cavu Management, LP ("Cavu Management") is a general partner of Bios Equity I and Bios Equity II. In its capacity as a general partner of Bios Equity I and Bios Equity II, Cavu Management may be deemed to have shared voting and/or dispositive power with respect to securities directly held by Bios Fund I, Bios Fund I QP, BP Directors, Bios Fund II, Bios Fund II QP and Bios Fund II NT (collectively, the "Bios Equity Entities").
  
  Percentage based on 10,784,725 outstanding Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025.
- BIOS CAPITAL MANAGEMENT, LP (CIK 0001813845): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,075,952; sole dispositive power 0; shared dispositive power 1,075,952; aggregate amount beneficially owned 1,075,952 (9.98% of the class)
  Comment: Shared voting and dispositive power consists of (i) 323,335 Shares directly held by Bios Fund I, (ii) 189,117 Shares directly held by Bios Fund I QP, (iii) 26,093 Shares directly held by BP Directors (iv) 114,272 Shares directly held by Bios Fund II, (v) 373,178 Shares directly held by Bios Fund II QP and (vi) 49,957 Shares directly held by Bios Fund II NT. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. Bios Capital Management, LP ("Bios Management") is a general partner of Bios Equity I and Bios Equity II. In its capacity as a general partner of Bios Equity I and Bios Equity II, Bios Management may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities.
  
  Percentage based on 10,784,725 outstanding Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025.
- CAVU ADVISORS, LLC (CIK 0001813310): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,075,952; sole dispositive power 0; shared dispositive power 1,075,952; aggregate amount beneficially owned 1,075,952 (9.98% of the class)
  Comment: Shared voting and dispositive power consists of (i) 323,335 Shares directly held by Bios Fund I, (ii) 189,117 Shares directly held by Bios Fund I QP, (iii) 26,093 Shares directly held by BP Directors (iv) 114,272 Shares directly held by Bios Fund II, (v) 373,178 Shares directly held by Bios Fund II QP and (vi) 49,957 Shares directly held by Bios Fund II NT. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. Cavu Management is a general partner of Bios Equity I and Bios Equity II. Cavu Advisors, LLC ("Cavu Advisors") is the general partner of Cavu Management, and therefore may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities.
  
  Percentage based on 10,784,725 outstanding Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025.
- BIOS ADVISORS GP, LLC (CIK 0001813844): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,075,952; sole dispositive power 0; shared dispositive power 1,075,952; aggregate amount beneficially owned 1,075,952 (9.98% of the class)
  Comment: Shared voting and dispositive power consists of (i) 323,335 Shares directly held by Bios Fund I, (ii) 189,117 Shares directly held by Bios Fund I QP, (iii) 26,093 Shares directly held by BP Directors (iv) 114,272 Shares directly held by Bios Fund II, (v) 373,178 Shares directly held by Bios Fund II QP and (vi) 49,957 Shares directly held by Bios Fund II NT. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. Bios Management is a general partner of Bios Equity I and Bios Equity II. Bios Advisors GP, LLC ("Bios Advisors") is the general partner of Bios Management, and therefore, may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities.
  
  Percentage based on 10,784,725 outstanding Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025.
- LESLIE W. KREIS (CIK 0001813316): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 1,075,952; sole dispositive power 0; shared dispositive power 1,075,952; aggregate amount beneficially owned 1,075,952 (9.98% of the class)
  Comment: Shared voting and dispositive power consists of (i) 323,335 Shares directly held by Bios Fund I, (ii) 189,117 Shares directly held by Bios Fund I QP, (iii) 26,093 Shares directly held by BP Directors (iv) 114,272 Shares directly held by Bios Fund II, (v) 373,178 Shares directly held by Bios Fund II QP and (vi) 49,957 Shares directly held by Bios Fund II NT. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. Cavu Management is a general partner of Bios Equity I and Bios Equity II. Cavu Advisors, an entity controlled by Mr. Kreis, is the general partner of Cavu Management. As the manager of Cavu Advisors, Mr. Kreis may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities.
  
  Percentage based on 10,784,725 outstanding Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025.
- AARON G.L. FLETCHER (CIK 0001789490): type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 1,075,952; sole dispositive power 0; shared dispositive power 1,075,952; aggregate amount beneficially owned 1,075,952 (9.98% of the class)
  Comment: Shared voting and dispositive power consists of (i) 323,335 Shares directly held by Bios Fund I, (ii) 189,117 Shares directly held by Bios Fund I QP, (iii) 26,093 Shares directly held by BP Directors (iv) 114,272 Shares directly held by Bios Fund II, (v) 373,178 Shares directly held by Bios Fund II QP and (vi) 49,957 Shares directly held by Bios Fund II NT. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. Bios Management is a general partner of Bios Equity I and Bios Equity II. Bios Advisors, an entity controlled by Dr. Fletcher, is the general partner of Bios Management. As the manager of Bios Advisors, Dr. Fletcher may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities.
  
  Percentage based on 10,784,725 outstanding Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Lantern Pharma Inc.
Address of issuer's principal executive offices: 1920 MCKINNEY AVENUE, 7TH FLOOR, DALLAS, Texas (TX), 75201
Comment: This Amendment No. 4 hereby amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on June 15, 2020 (the "Original Schedule 13D"), as amended by the statement on Schedule 13D/A filed with the Commission on March 22, 2022 ("Amendment No. 1"), as further amended by the statement on Schedule 13D/A filed with the Commission on December 1, 2023 ("Amendment No. 2"), as further amended by the statement on Schedule 13D/A filed with the Commission on March 1, 2024 ("Amendment No. 3" and, together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the "Prior Statements"). The securities to which the Schedule 13D relates are the shares of common stock, par value $0.0001 per share (the "Shares"), of Lantern Pharma, Inc., a Delaware corporation (the "Issuer").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
On May 27, 2025, (i) Bios Fund I sold 6,479 Shares, Bios Fund I QP sold 3,790 Shares, (iii) Bios Fund II sold 2,290 Shares, (iv) Bios Fund II QP sold 7,478 Shares and (v) Bios Fund II NT sold 1,000 Shares, all such sales in clauses (i)-(v) of this sentence being sold at an average price of $3.05 on the open market at prices ranging between $2.87 to $3.21, inclusive.

On May 28, 2025, (i) Bios Fund I sold 4,620 Shares, Bios Fund I QP sold 2,702 Shares, (iii) Bios Fund II sold 1,632 Shares, (iv) Bios Fund II QP sold 5,332 Shares and (v) Bios Fund II NT sold 714 Shares, all such sales in clauses (i)-(v) of this sentence being sold at an average price of $2.87 on the open market at prices ranging between $2.85 to $2.94, inclusive.

On May 29, 2025, (i) Bios Fund I sold 6,221 Shares, Bios Fund I QP sold 3,639 Shares, (iii) Bios Fund II sold 2,199 Shares, (iv) Bios Fund II QP sold 7,180 Shares and (v) Bios Fund II NT sold 961 Shares, all such sales in clauses (i)-(v) of this sentence being sold at an average price of $3.03 on the open market at prices ranging between $3.00 to $3.13, inclusive.

On June 10, 2025, (i) Bios Fund I sold 5 Shares, Bios Fund I QP sold 3 Shares, (iii) Bios Fund II sold 2 Shares, (iv) Bios Fund II QP sold 5 Shares and (v) Bios Fund II NT sold 1 Share, all such sales in clauses (i)-(v) of this sentence being sold at a price of $3.40 on the open market.

On June 11, 2025, (i) Bios Fund I sold 293 Shares, Bios Fund I QP sold 171 Shares, (iii) Bios Fund II sold 103 Shares, (iv) Bios Fund II QP sold 338 Shares and (v) Bios Fund II NT sold 45 Shares, all such sales in clauses (i)-(v) of this sentence being sold at a price of $3.40 on the open market.

On June 12, 2025, (i) Bios Fund I sold 18,678 Shares, Bios Fund I QP sold 10,925 Shares, (iii) Bios Fund II sold 6,601 Shares, (iv) Bios Fund II QP sold 21,557 Shares and (v) Bios Fund II NT sold 2,886 Shares, all such sales in clauses (i)-(v) of this sentence being sold at an average price of $3.38 on the open market at prices ranging between $3.25 to $3.57, inclusive.

On June 13, 2025, (i) Bios Fund I sold 12,319 Shares, Bios Fund I QP sold 7,206 Shares, (iii) Bios Fund II sold 4,354 Shares, (iv) Bios Fund II QP sold 14,218 Shares and (v) Bios Fund II NT sold 1,903 Shares, all such sales in clauses (i)-(v) of this sentence being sold at an average price of $3.09 on the open market at prices ranging between $3.05 to $3.26, inclusive.

The reporting persons undertake to provide to the Issuer, any security holder of the Isser, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth above.
Other persons with the right to receive dividends or sale proceeds: Except as described in this Amendment No. 4, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, the Shares reported by the Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Joint Filing Agreement, dated June 23, 2020 (incorporated by reference to the Original Schedule 13D, filed on June 23, 2020).

## Signatures
- BIOS FUND I, LP: John Fucci, Attorney-in-Fact (06/13/2025)
- BIOS FUND I QP, LP: John Fucci, Attorney-in-Fact (06/13/2025)
- BIOS FUND II, LP: John Fucci, Attorney-in-Fact (06/13/2025)
- BIOS FUND II QP, LP: John Fucci, Attorney-in-Fact (06/13/2025)
- BIOS FUND II NT, LP: John Fucci, Attorney-in-Fact (06/13/2025)
- BP DIRECTORS, LP: John Fucci, Attorney-in-Fact (06/13/2025)
- BIOS EQUITY PARTNERS, LP: John Fucci, Attorney-in-Fact (06/13/2025)
- BIOS EQUITY PARTNERS II, LP: John Fucci, Attorney-in-Fact (06/13/2025)
- CAVU MANAGEMENT, LP: John Fucci, Attorney-in-Fact (06/13/2025)
- BIOS CAPITAL MANAGEMENT, LP: John Fucci, Attorney-in-Fact (06/13/2025)
- CAVU ADVISORS, LLC: John Fucci, Attorney-in-Fact (06/13/2025)
- BIOS ADVISORS GP, LLC: John Fucci, Attorney-in-Fact (06/13/2025)
- LESLIE W. KREIS: John Fucci, Attorney-in-Fact (06/13/2025)
- AARON G.L. FLETCHER: John Fucci, Attorney-in-Fact (06/13/2025)
Comment: John Fucci is signing on behalf of the Reporting Persons pursuant to a power of attorney dated May 22, 2025, 2024, which was previously filed with the Commission as an exhibit to Forms 4 filed by the Reporting Persons on May 29, 2025 (SEC File No. 001-39318)